UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             FIRST SCIENTIFIC, INC.
                       --------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
                   ----------------------------------------
                         (Title of Class of Securities)

                                   33620G 10 5
                         -----------------------------
                                 (CUSIP Number)

                             First Scientific, Inc.
                        Attn. Randall L. Hales, President
                           1877 W. 2800 S., Suite 200
                                Ogden, Utah 84401
                       ---------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 29, 2001
                          ----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 of 5 PAGES

                                  SCHEDULE 13D

CUSIP No. 33620G 10 5                            Page 2 of 5 Pages



 1   NAME OF REPORTING PERSONS.

     E. Todd Heiner

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     N/A

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7   SOLE VOTING POWER: 4,114,558


 8   SHARED VOTING POWER: 0


 9   SOLE DISPOSITIVE POWER: 4,114,558


 10  SHARED DISPOSITIVE POWER: 0


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,114,558

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES       /_/


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%

14   TYPE OF REPORTING PERSON*

          IN

                                  SCHEDULE 13D

CUSIP No. 33620G 10 5                            Page 3 of 5 Pages

Item 1.   Security and Issuer

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.001 par value ("Shares"), of First Scientific, Inc., a Delaware corporation ("First Scientific"). First Scientific's principal executive office is located at 1877 W. 2800 S., Suite 200, Ogden, Utah 84401.

Item 2.   Identity and Background

     The name and address of the person filing this Statement is E. Todd Heiner, whose business address is c/o First Scientific, Inc., 1877 W. 2800 S., Suite 200, Ogden, Utah 84401. Mr. Heiner currently serves as a member of First Scientific's Board of Directors. He is Vice President, National Sales and Operations, of Voicestream Wireless Corporation.

     During the last five years, Mr. Heiner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Heiner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Heiner is a U.S. citizen.


Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a Stock Purchase Agreement ("Purchase Agreement") by and between Mr. Heiner and First Scientific, dated as of March 29, 2001, Mr. Heiner purchased 3,149,558 shares of common stock of First Scientific for total consideration of $1,000,000, $400,000 of which was paid at closing in cash, and $600,000 of which was paid in the form of a promissory note requiring payments of $400,000 and $200,000 on April 29, 2001, and May 29, 2001, respectively.

Item 4.   Purpose of Transaction

     Mr. Heiner acquired the shares of First Scientific as described in Item 3 of this report for investment purposes. In addition to the securities described in Item 3, Mr. Heiner beneficially owns 633,333 shares of restricted common stock of First Scientific, 316,667 shares of common stock issuable upon the exercise of presently exercisable warrants, and 15,000 shares of common stock issuable upon exercise of presently exercisable options. Section 5.2 of the Purchase Agreement provides that, for a period commencing with March 29, 2001 and ending the earlier of (i) the date of conversion of First Scientific's Series 2000-B Convertible Preferred Stock, or (ii) December 31, 2001, if First Scientific issues shares of its common stock, First Scientific will issue additional shares of common stock to Mr. Heiner, without the payment of additional consideration, so that the shares he acquired under the Purchase Agreement will represent a total of 11.1% of the issued and outstanding shares of the common stock of First Scientific on a fully diluted basis, as adjusted. Further, under the Purchase Agreement, and for as long as Mr. Heiner continues to own and hold all of the shares acquired under the Purchase Agreement, if
First Scientific issues shares of common stock upon the conversion of outstanding Series 2000-B Convertible Preferred Stock, First Scientific will issue additional shares of common stock to Mr. Heiner, without the payment of

                                  SCHEDULE 13D

CUSIP No. 33620G 10 5                            Page 4 of 5 Pages

additional consideration by him, so that the shares acquired by him under the Purchase Agreement will represent a total of 11.1% of the issued and outstanding shares of common stock of First Scientific on a fully diluted basis, as adjusted.

     Except as provided in this statement, in any exhibit hereto, or in any amendment hereto, Mr. Heiner does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of First Scientific or the disposition of securities of First Scientific, (b) an extraordinary corporate transaction involving First Scientific or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of First Scientific or any of its subsidiaries, (d) any change in the present board or directors or management of First Scientific, (e) any material change in the present capitalization or dividend policy of First Scientific, (f) any other material change in First Scientific's business or corporate structure, (g) changes in First Scientific's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of First Scientific by any person, (h) causing a class of securities of First Scientific to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of First Scientific becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

     Mr. Heiner beneficially owns an aggregate of 4,114,558 shares of common stock, which represents approximately 15.5% of the shares of First Scientific deemed to be issued and outstanding. Mr. Heiner has the sole power to vote or to dispose of all of such shares.

     Except as disclosed on this Statement, there was no other transaction in shares of First Scientific common stock that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Mr. Heiner has pledged 1,889,735 shares of the common stock acquired under the Purchase Agreement to secure his obligations under the promissory note described in Item 3. Other than this pledge agreement Mr. Heiner is not a party to any agreement involving the securities of First Scientific.

Item 7.   Exhibits

Exhibit A         Promissory Note Dated March 29, 2001

Exhibit B         Pledge Agreement Dated March 29, 2001

                                  SCHEDULE 13D

CUSIP No. 33620G 10 5                            Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 9, 2001



/s/ E. Todd Heiner
----------------------------------
E. TODD HEINER

EXHIBIT A
PROMISSORY NOTE

                                 PROMISSORY NOTE

$600,000.00                                                       March 29, 2001


         For valuable consideration, the sufficiency and receipt of which are hereby acknowledged, TODD HEINER, an individual residing at 634 East 700 North, Centerville, Utah 84014 (the "Maker") hereby promises to pay to the order of FIRST SCIENTIFIC, INC., (the "Payee"), having its principal place of business at 1877 W. 2800 S., Suite 200, Ogden, Utah 84401, or, at the Payee's option, at such other place as may be designated in writing from time to time to the Maker by the Payee, the sum of SIX HUNDRED THOUSAND AND NO/100 DOLLARS ($600,000.00), together with interest thereon as hereinafter provided, in lawful money of the United States.

         Payments of principal only will be made hereunder as follows:

         1. Four Hundred Thousand Dollars ($400,000.00) on or before April 29, 2001; and

         2.       Two  Hundred  Thousand  Dollars ($200,000.00) on or before May
29, 2001.

         No interest shall be payable hereunder, excepting in the event of a default, as provided below.

         The Maker may prepay all or any portion of the principal balance of the Note at any time, and from time to time, without penalty. Any prepayment shall not alter any regularly scheduled payment. All payments made under this Note shall be applied first toward the reduction of accrued and unpaid interest and then toward the reduction of the unpaid principal hereof.

         The Maker shall be in default under this Note if the Maker shall fail to make payment due hereunder when the same shall be due and payable. The Maker also shall be in default under this Note if the Maker shall (a) file a petition seeking to be adjudged bankrupt, (b) make a general assignment for the benefit of creditors, (c) suffer the appointment of a receiver, (d) fail to satisfy or perform, at the time and in the manner required, any obligation provided to be satisfied or performed under this Note, or (e) become insolvent, and any such occurrence of default shall not be cured within ten (10) days after notice thereof in writing from the Payee to the Maker.

         Upon default hereunder, the unpaid principal balance and accrued interest on this Note, at the option of the Payee, shall become immediately due and payable, without presentment, demand, protest, or any further notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. Upon default hereunder, the unpaid principal balance and accrued interest on this Note shall, until paid and both before and after judgment, earn interest at the rate of eight percent (8%) per annum computed on the basis of a 365-day year.

         Upon default hereunder, the Maker immediately shall pay the Payee, on demand, any and all expenses reasonably incurred in relation hereto (regardless of the particular nature thereof), including reasonable attorneys' fees incurred or paid by the Payee in protecting or enforcing its rights hereunder. Upon default hereunder, at the option of the Payee, the Payee will, in addition to the remedies set forth herein, be entitled to exercise all legal and equitable remedies available to the holder of a full recourse obligation, including seeking payment from all of the assets of the Maker. No agreement has been made, or will be made, which limits the Payee's right to proceed for payment against any or all of the Maker's assets.

         This Note and the Maker's obligations hereunder have been secured by a security interest in certain shares of the Common Stock of First Scientific, Inc., with such interest perfected by the deposit of said shares with Durham Jones & Pinegar, PC, a Utah professional law corporation pursuant to the terms of that certain pledge and security agreement of even date herewith, the terms of which are incorporated in and made a part of this note.

         This Note may be extended from time to time with the written consent of the Payee, without in any manner affecting the liability of the Maker. Any consent of the Payee hereunder (written or otherwise), acceptance of any payment due and payable under this Note other than in accordance with the terms and conditions hereof, or any failure of the Payee to exercise any rights under this Note or to specifically enforce the terms and conditions hereof shall not be deemed or constitute a waiver of any rights or remedies to which the Payee is entitled to under this Note or otherwise.

         If any covenant or other term or condition of this Note is invalid, illegal, or incapable of being enforced, by reason of any rule of law or public policy, all other covenants and provisions of the Note shall nevertheless remain in full force and effect, and no covenant or provision shall be deemed dependent upon any other covenant or provision.

         Notwithstanding the foregoing, the date for payment of any installment under this Note may be extended due to any cause or circumstance which is beyond the reasonable control of the parties, including, but without limiting the generality of the foregoing, any failure or delay caused by strike, lockout, labor shortage, unavailability of personnel, fire, explosion, shipwreck, act of God or the public enemy, war, riot, interference by the military or governmental authorities, or compliance with the laws of the United States or with the laws or orders of any other government authority. In the event such condition shall extend for an uninterrupted period of six (6) months both parties shall meet and agree upon appropriate and equitable action to safeguard the respective interests of the parties and to make restitution where reasonable.

         This Note has been executed as of the date first above written in conformity with, and shall be construed under and governed by, the laws of the State of Utah.

         DATED as of the 29th day of March 2001.

                                            MAKER:

                                            TODD HEINER:


                                            /S/ TODD HEINER
                                            ------------------------------------

EXHIBIT B
PLEDGE AGREEMENT

                                PLEDGE AGREEMENT

         PLEDGE AGREEMENT ("Agreement") entered into as of the 29th day of March 2001, by and between TODD HEINER, an individual residing in Utah ("Pledgor"), and First Scientific, Inc., a Delaware corporation with its principal place of business in Ogden, Utah ("Secured Party").

                                RECITALS

         A. Pledgor has made that certain Promissory Note dated as of even date hereof in the principal amount of $600,000.00 and payable to Secured
Party (the "Note").

         B. Secured Party was willing to accept the Note from Pledgor only upon receiving adequate security therefore consisting of a pledge of 1,889,735 shares of the Common Stock (the "Shares") of First Scientific, Inc.

         C. In consideration of the agreement of Secured Party to accept the Note, Pledgor pledges the Shares as security for its obligations under the Note.

         NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1.       Grant of Security Interests.

                  1.1 Shares. Pledgor hereby grants to the Secured Party a security interest in the Shares, together with any substitutes therefore, or proceeds thereof, and any interest, rights, rights to subscribe, distributions, dividends, liquidating dividends, new securities, and other property to which Pledgor may become entitled by reason of the ownership of such Shares during the existence of this Agreement.

                  1.2 Definitions.  The security interests  described in Section
1.1 are hereinafter collectively referred to as the "Security Interests." All of the Shares and rights described in Section 1.1 above are hereinafter referred to collectively as the "Collateral." The certificates evidencing the Collateral are listed in the attached Schedule 1.2.

         2. Obligations Secured. During the term hereof, the Collateral shall secure any obligations of Pledgor to Secured Party arising under or in connection with the Note (the "Secured Obligations").

         3. Perfection of Security Interests. Upon execution of this Agreement by Pledgor, Pledgor shall promptly deliver and transfer possession of the originals of any certificate evidencing the Shares (hereinafter the
"Certificates")  to  Durham  Jones &  Pinegar,  P.C.,  a Utah  professional  law corporation as Escrow Agent to be held on behalf of Secured Party until termination of this Agreement or foreclosure of Secured Party's Security Interests as provided herein. Pledgor shall also execute all documents (including, but not limited to, one or more Stock Powers in the form attached hereto as Exhibit A,) and perform all acts as Secured Party may reasonably request in order to perfect and maintain a valid security interest for Secured Party in the Collateral.

         4. Assignment. Secured Party may assign or transfer the whole or any part of its Security Interest granted hereunder, and may transfer as collateral security the whole or any part of Secured Party's Security Interest in the Collateral. Any transferee of the Collateral shall be vested with all of the rights and powers of Secured Party hereunder with respect to the Collateral.

         5. Collection of Dividends and Interest. During the term of this Agreement and so long as Pledgor is not in default under the Note, Pledgor is authorized to collect all dividends, interest payments, and other amounts that may be, or may become, due on any of the Collateral.

         6. Voting Rights. During the term of this Agreement, and until such time as this Agreement has terminated or Secured Party has exercised its rights under this Agreement to foreclose its Security Interest in the Collateral, Pledgor shall have the right to exercise all voting rights evidenced by, or relating to, the Collateral.

         7. Warrants and Options. In the event that, during the term of this Agreement, subscription warrants, dividends, or any other rights or options shall be issued in connection with the Collateral, such warrants, dividends, rights and options shall be immediately delivered to Secured Party to be held under the terms hereof in the same manner as the Collateral.

         8. Preservation of the Collateral and Reimbursement of Secured Party. Pledgor shall pay all taxes, charges, and assessments against the Collateral and do all acts necessary to preserve and maintain the value thereof. On failure of Pledgor so to do, Secured Party may make such payments on account thereof as (in Secured Party's discretion) is deemed desirable, and Pledgor shall reimburse Secured Party immediately on demand for any and all such payments expended by Secured Party in enforcing, collecting, and exercising its remedies hereunder. If at any time during the term hereof, Secured Party considers the value of the Collateral to be less than the amounts due and owing under the Note and all other amounts secured hereby, the Pledgor will, at the request of Secured Party, surrender additional property with a value sufficient to cover the outstanding amounts and pledge the same to Secured Party as additional Collateral for the obligations secured hereby.

         9. Remedies. From and after that date which is thirty (30) days after written notice from Secured Party to Pledgor that Pledgor is in default under the terms of the Note, or this Agreement, Secured Party shall have all the rights and remedies of a secured party under the Utah Uniform Commercial Code as against the Collateral. Without limiting the generality of the foregoing, Secured Party may sell, assign, transfer and deliver its rights to the Collateral, or to any portion of proceeds therefrom, or any additions thereto or substitutes therefore, in such order as Secured Party may elect, and any such sale, assignment, transfer or delivery may be by public or private sale at such price or prices and on such terms and conditions as Secured Party in its sole and absolute discretion may determine. Secured Party may apply the remaining proceeds, after deducting all costs of sale, in payment or reduction of any of the Secured Obligations in such order as Secured Party in its discretion may determine, and the excess proceeds of any such sale shall be paid over by the Secured Party to Pledgor, as applicable. At any public or private sale, the Secured Party may, if it is the highest bidder, purchase any or all of the Secured Party's rights to the Collateral and may apply any unpaid balance of the Secured Obligations on account of or in full satisfaction of the Secured Obligations.

         10. Return of Collateral. Promptly following the termination of the Security Interests, Secured Party shall within five (5) business days thereafter deliver to Pledgor the Certificate, Certificates or other instruments or documents representing that portion of the Collateral as to which the Security Interests have terminated.

         11. Waiver. Pledgor waives any right that he may have to require Secured Party to proceed against any other person, or proceed against or exhaust any other security, or pursue any other remedy Secured Party may have.

         12. Term of Agreement. This Agreement shall continue in full force and effect until the Secured Obligations shall have been paid in full and the Security Interests are thereby released.

         13.      General Provisions.

                  13.1 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the respective parties hereto.

                  13.2 Captions. The headings used in this Agreement are inserted for reference purposes only and shall not be deemed to define, limit, extend, describe, or affect in any way the meaning, scope or interpretation of any of the terms or provisions of this Agreement or the intent hereof.

                  13.3 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures upon any counterpart were upon the same instrument. All signed counterparts shall be deemed to be one original.

                  13.5 Waiver of Breach. Any waiver by either party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of or consent to any subsequent breach of this Agreement.

                  13.6 Cumulative Remedies. The rights and remedies of the parties hereto shall be construed cumulatively, and none of such rights and remedies shall be exclusive of, or in lieu or limitation of any other right, remedy, or priority allowed by applicable law.

                  13.7 Amendment. This Agreement may be modified only in a written document that refers to this Agreement and is executed by Secured Party and by Pledgor.

                  13.8 Interpretation. This Agreement shall be interpreted, construed, and enforced according to the substantive laws of the State of Utah.

                  13.9 Attorneys' Fees. In the event any action or proceeding is brought by either party to enforce the provisions of this Agreement, the prevailing party in such action shall be entitled to recover its costs and reasonable attorneys' fees, whether such sums are expended with or without suit, at trial, or on appeal.

                  13.10 Notice. Any notice or other communication required or permitted to be given hereunder shall be effective upon receipt. Such notices may be sent (i) in the United States mail, postage prepaid and certified, (ii) by express courier with receipt, (iii) by facsimile transmission, with a copy subsequently delivered as in (i) or (ii) above. Any such notice shall be addressed or transmitted as follows:

                  If to Pledgor:

                  TODD HEINER
                  634 East 700 North
                  Centerville, Utah 84014

                  If to Secured Party:

                  FIRST SCIENTIFIC, INC.
                  1877 W. 2800 S., Suite 200
                  Ogden, Utah 84401
                  Attention:  Randall L. Hales, President

                  13.11 Acknowledgement by Pledgor. In the event that any provision of the Note or this Agreement as applied to any party or circumstances shall be adjudged by a court to be invalid or unenforceable, Pledgor acknowledges and agrees that this Agreement shall remain valid and enforceable in all respects against Pledgor.

         IN WITNESS WHEREOF, Pledgor and Secured Party have executed this Agreement as of the day, month and year first above written.

                                    PLEDGOR:

                                    TODD HEINER:




                                    SECURED PARTY:


                                       By:
                                      Its:


                                    EXHIBIT A

                          IRREVOCABLE STOCK OR
                               BOND POWER


                                    FOR STOCK

         FOR VALUE RECEIVED, the undersigned does (do) hereby sell, assign and transfer to
           -------------------------------------------------------------------
------------------------------------------------------------------------------
share(s) of the common stock represented by Certificate(s) No(s).
                                                                 -------------
inclusive, standing in the name of the undersigned on the books of said
Company.


                                    FOR BONDS

         FOR VALUE RECEIVED, the undersigned does (do) hereby sell, assign and transfer to
           -------------------------------------------------------------------
------------------------------------------------------------------------------
bonds of                    in the principal amount of $
        -------------------                             ----------------------
inclusive, standing in the name of the undersigned on the books of said
Company.

The undersigned does (do) hereby irrevocably constitute and appoint

------------------------------------------------------------------------------
attorney to transfer the said stock or bond(s), as the case may be on the books of said Company, with full power of substitution in the premises.

Signature(s) Guaranteed

                                  SCHEDULE 1.2

         The shares pledged as Collateral under this Agreement are evidenced by the following certificates:


         No.             for 1,259,823 shares
            ------------

         No.             for 629,912 shares
            -------------